EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	2013	2012	2011	2010	2009
	(Dollars in millions)
Excluding Interest on Deposits
Income (loss) from continuing operations before income taxes	$1,587	$1,661	$161	$(844)	$(1,268)
Fixed charges excluding preferred stock dividends and accretion	304	373	425	550	766
Income (loss) for computation excluding interest on deposits	1,891	2,034	586	(294)	(502)
Interest expense excluding interest on deposits	249	319	370	493	707
One-third of rent expense	55	54	55	57	59
Preferred stock dividends and accretion	32	129	214	224	230
Fixed charges including preferred stock dividends and accretion	336	502	639	774	996
Ratio of earnings to fixed charges, excluding interest on deposits	5.63x	4.05x	0.92x	(0.38)x	(0.50)x
Including Interest on Deposits
Income (loss) from continuing operations before income taxes	$1,587	$1,661	$161	$(844)	$(1,268)
Fixed charges excluding preferred stock dividends and accretion	439	657	897	1,305	2,043
Income for computation including interest on deposits	2,026	2,318	1,058	461	775
Interest expense including interest on deposits	384	603	842	1,248	1,984
One-third of rent expense	55	54	55	57	59
Preferred stock dividends and accretion	32	129	214	224	230
Fixed charges including preferred stock dividends and accretion	471	786	1,111	1,529	2,273
Ratio of earnings to fixed charges, including interest on deposits	4.30x	2.95x	0.95x	0.30x	0.34x